NEWS RELEASE

Crosshair Completes 2011 Drilling Program
In the Central Mineral Belt (CMB), Labrador

November 22, 2011	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Energy Corporation (NYSE Amex: CXZ) (TSX: CXX) is pleased to announce the successful completion of its 2011 drill program on the CMB Uranium/Vanadium Project located in central Labrador, Canada. This program of 19 diamond drill holes, totaling 3,138 metres, was focused on two areas within the CMB project; the structural corridor between the C Zone and Area One, as well as the Blue Star prospect, located approximately 10 kilometres northeast of the C Zone. The final set of assay results have been received for the 9 holes specifically targeting the C Zone/Area One corridor. These results, along with those received earlier, support the interpretation that the vanadium mineralization is continuous between the two zones. Highlights from this final set of assay results are presented below.

Drill Hole	From (metres)	To (metres)	Length (metres)	V2O5%
ML-11-195	2	10.8	8.8	0.171
and	43.4	91.9	48.5	0.195
including	62.9	72.9	10	0.262
ML-11-196	3.5	16	12.5	0.240
and	56	118	62	0.185
including	82	105	23	0.235

“We are very pleased that these assay results confirm our earlier interpretation of the continuity of the vanadium mineralization between the C Zone and Area One”, stated Stewart Wallis, President and CEO of Crosshair. “Our next task will be to continue following this mineralization to the southwest and see just how far it extends.”

Down hole gamma logs and hematitic alteration encountered in the upper portions of the holes strongly suggested that the two mineralized zones were continuous. The assay results, as presented in the table above, confirm that the mineralization is, in fact, a single continuous unit. This has enabled the mineralization to be extended approximately 200 metres to the southwest as illustrated in the map below. This map can also be viewed on our website at: http://www.crosshairexploration.com/i/pdf/2011_CMB_DrillPlanMap.pdf

The true width of the mineralized zone is 60% to 90% of the lengths stated above. Split drill core samples were sent to Activation Laboratories in Ancaster, ON for analyses. Vanadium analyses were performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS). Samples that exceeded the upper limit for vanadium were re-assayed using fusion ICP. Standards, blanks, and duplicate assays were included at regular intervals in each sample batch submitted from the field as part of Crosshair’s ongoing Quality Assurance/Quality Control program.

Drilling on the Blue Star prospect was aimed at following up on widely scattered coincident airborne geophysical and rock geochemical anomalies. Ten holes, totaling 1,404 metres, were completed with four holes intersecting thin uranium mineralized zones including a three metre interval which returned 0.050 U3O8%, from drill hole BS-11-006.

Uranium analysis was carried out by Activation Labs of Ancaster, Ontario utilizing the delayed neutron counting (DNC) method, while multi-element analysis was performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS). Samples that exceeded the upper limit for uranium were re-assayed using X-ray fluorescence (XRF).

Complete assay highlights with drill plan maps and additional information on the CMB Uranium/Vanadium Project can be found on the Crosshair website at: http://www.crosshairenergy.com/s/CMBProperty.asp. Additional information can also be found in the Technical Report on the CMB Uranium-Vanadium Project, Labrador, Canada prepared for Crosshair dated January 20, 2011 (Rev March 10, 2011) and filed on SEDAR at www.sedar.com.

Stewart Wallis, P.Geo. President and CEO of Crosshair and a Qualified Person as defined by NI 43-101, has reviewed and approved the technical information contained in this news release.  Mr. Wallis has verified that the results disclosed in the news release have been accurately summarized from the official assay certificates provided to Crosshair.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada.  Its flagship projects, Bootheel and Juniper Ridge, are both located in uranium mining friendly Wyoming.  Bootheel has the potential to be mined using in-situ recovery methods. The CMB Uranium/Vanadium Projects are located in Labrador, Canada and have four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairenergy.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@cxxcorp.com
www.crosshairenergy.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things, the details of the drill program, the exploration potential of the Company's properties and the production potential of Bootheel. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.